Filed by American Water Works Company, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Essential Utilities, Inc.

Commission File No.: 001-06659

Date: October 27, 2025

The following information was published on a website regarding the merger between American Water Works Company, Inc. and Essential Utilities, Inc. on October 27, 2025.

Cautionary Statement Regarding Forward-Looking Statements I Certain statements included in this communication are forward-looking statements within the ’ meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words with prospective meanings such as “intend,” “plan,” “estimate,” “believe,” “anticipate,” “expect,” “predict,” “project,” “propose,” “assume,” “forecast,” “outlook,” “future,” “pending,” “goal,” “objective,” “potential,” “continue,” “seek to,” “may,” “can,” “will,” “should” and “could,” or the negative of such terms or other variations or similar expressions. Forward-looking statements may relate to, among other things: statements about the benefits of the proposed merger, including future financial and operating results; the parties’ respective plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the merger and related transactions; the results of any strategic review; expected synergies of the proposed merger; the timing and result of various regulatory proceedings related to the proposed merger, and other general rate cases, filings for infrastructure surcharges and other governmental agency authorizations and proceedings, and filings to address regulatory lag; the combined company’s ability to execute its current and long-term business, operational, capital expenditures and growth plans and strategies; the amount, allocation and timing of projected capital expenditures and related funding requirements; the future impacts of increased or increasing transaction and financing By clicking “Accept”, you agree to the storing of cookies on your device to enhance site navigation, analyze site usage, and assist in our marketing efforts. View Accept our Privacy Notice for more information. M|jjjjM

WAmerican WATER + Essential. Home Stakeholder Benefits Resources UTILITIES American Water and Essential Utilities to Combine as a Leading Regulated U.S. Water and Wastewater Utility Increases Scale, Geographic Diversity and Customer-Centric Capabilities to Deliver Best-in-Class Service to Existing and Future Customers

American Water & Essential Utilities Enter Next Phase of Growth American Water (NYSE: AWK) and Essential Utilities (NYSE: WTRG) are combining as a leading regulated U.S. water and wastewater public utility, with a shared mission to provide safe, clean, reliable and affordable services to customers. American Water & Essential Utilities are Better Together Benefits all stakeholders Combined company better positioned to help solve water and wastewater challenges, while continuing to safely and reliably support customers and communities, creating opportunities for employees and delivering value for shareholders. Stakeholder Benefits ->

Bolsters significant regulated water and wastewater utility providers The combined company would have a water and wastewater rate base of approximately $29.3 billion1 as of the end of 2024. 1 Excludes gas rate base of $4.2bn and includes Net Utility Plant not yet included in rate base, pending rate case filings/outcomes. Delivers attractive, long-term capital investment profile American Water expects to maintain its long-term rate base growth target of 8-9% upon the closing of the merger, positioning the company to continue to provide high quality service to customers. Supports long-term EPS and DPS growth of 7-9% for combined company The combined company expects to maintain American Water’s 7-9% earnings per share and dividend growth targets post close. Subject to market conditions and board approval, the parties expect the combined company to adopt American Water’s current dividend policy and payout target range.

Includes an industry leading natural gas (LDC) utility that provides optionality to the combined company Peoples Natural Gas is growing its rate base at a rate >10% annually. In the five years since Essential has owned it, Peoples has doubled its rate base and substantially improved its risk profile. The Peoples regulated subsidiaries provided natural gas services to ~705,000 customers in western Pennsylvania and an additional ~41,000 in Kentucky as of the end of 2024.

Creating a Multi-State Utility Platform with Compelling Stakeholder Benefits Download Stakeholder Infographic BENEFITS FOR Customers and Communities There will be no change in customer rates as a result of the merger, and American Water and Essential will be better able to maintain an average customer water bill that is affordable © Customers will benefit from the combined best practices, knowledge and skills of both utilities © Expanded set of resources to help solve water and wastewater challenges to existing and new customers and communities © Will remain an active member in the communities it serves, supporting customers and stakeholders with a dedicated workforce and passionate employee base © Investments in infrastructure renewal, resiliency, water quality, technology and growth projects BENEFITS FOR Employees © Will broaden career paths and provide employees with more opportunities to grow, collaborate and contribute to a larger, more dynamic organization © Shared commitment to safety, sustainable growth, operational excellence, superior customer experience and recognition as a toptier employer, all while protecting the environment © Do not anticipate material changes to employee compensation or benefits as a result of the transaction © Both companies value their union partnerships, and all union contracts will continue to be honored in accordance with their current terms

Frequently asked questions How does this merger benefit customers and communities? Together, the combined company will leverage proven strategies from both companies and have an expanded set of resources to help solve water and wastewater challenges for existing and new customers and communities. The combined company will continue to allocate capital to infrastructure renewal, resiliency, water quality, technology and growth projects. There will be no change in customer rates as a result of the merger, and the combined company will be better able to maintain an average customer water bill that is affordable, supporting the economic prosperity of the more than 2,000 communities in which it will operate. What does the merger mean for rates? There will be no change in customer rates as a result of the merger, and the combined company will be better able to maintain an average customer water bill that is affordable, supporting the economic prosperity of the more than 2,000 communities in which it will operate. Will the merger change billing options? Will there be any changes to customer contracts or metered billing? We are operating as usual through close. Customers can continue to pay their bill and manage their account online or via any existing customer service channel in place today. We are committed to making this combination seamless for our customers and communities. Customer contracts will remain in place per the terms of the contract. Will the merger impact customer service? What does this mean for teams serving my business? How do I reach customer service going forward? We are committed to making this combination seamless for our customers. We are operating as usual as we progress to close. Customers can continue to use all existing customer service channels to receive assistance. Following the close of the merger, customers will continue to be supported locally by existing teams. As we work to integrate the two companies, customers will benefit from the combined best practices, knowledge, and skills of both utilities. Will the combined company continue to invest in my local area? We will remain an active member of the communities we serve, with a dedicated workforce providing superior customer service. There will be no change in customer rates as a result of the merger, and as a combined company, we will be better able to maintain an average customer water bill that is affordable, supporting the economic prosperity of the more than 2,000 communities in which we will operate. What are your plans to work with state regulators and officials throughout this process? Management will continue to work closely with the EPA and federal, state and local officials to deliver the quality of water that customers have come to expect from American Water and Essential Utilities, while also adhering to safety and sustainability best practices. We are committed to working with regulators and officials and providing the information they need to understand the benefits of the transaction. What does this transaction mean for employees? Between now and the closing of the transaction, which we expect will occur by the end of the first quarter of 2027, American Water and Essential Utilities will continue to operate as separate, independent companies and it is business as usual. During this period, roles, responsibilities and priorities will largely remain the same. We will stay focused on providing safe, clean, reliable and affordable water and wastewater services for our customers. Employee compensation and benefits programs are continuing as usual as we progress to the merger closing, and the combined company does not anticipate any material changes to compensation or benefits as a result of the transaction. Following closing of the transaction, we believe we will be better positioned as a combined company, which will mean more opportunities for employees. Will my company contacts change? Company contacts remain the same, and all current arrangements continue as normal. American Water Investor Contact Aaron Musgrave Vice President, Investor Relations (856) 955-4029 aaron.musqrave@amwater.com American Water Media Contact Maureen Duffy Executive Vice President, Communications and External Affairs (8 56) 9 5 5-4163 mediainquiries@amwater.com ?American Water + Essential UTILITIES Privacy Policy Essential Media Contact David Kralle Vice President of Public Affairs Media Hotline: (877) 325-3477 DMKralle@essential.co Essential Investor Contact Brian Dingerdissen Vice President, Treasurer, FP&A and IR (610) 645-1191 BJDinqerdissen@Essential.co

American Water + Essential Utilities

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Resources

PRESS RELEASES

October 27, 2025
American Water and Essential Utilities to Merge as a Leading Regulated U.S. Water and Wastewater Utility
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EVENTS & PRESENTATION

October 27, 2025
Transaction Investor Presentation
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October 27, 2025
Transaction Webcast
Listen to Webcast

INFOGRAPHICS

October 27, 2025
Stakeholder Infographic
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October 27, 2025
Investor Infographic
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FILINGS

American Water Filings
View Filings →

Essential Utilities Filings
View Filings →

American Water Investor Contact
Aaron Musgrave
Vice President, Investor Relations
(856) 955-4029
aaron.musgrave@amwater.com

Essential Media Contact
David Kralle
Vice President of Public Affairs
Media Hotline: (877) 325-3477
DMKralle@essential.co

American Water Media Contact
Maureen Duffy
Executive Vice President, Communications and External Affairs
(856) 955-4163
mediainquiries@amwater.com

Essential Investor Contact
Brian Dingerdissen
Vice President, Treasurer, FP&A and IR
(610) 645-1191
BJDingerdissen@Essential.co

American Water + Essential Utilities

Privacy Policy